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                                        Filed by The Chase Manhattan Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885


                                                        Date: September 21, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Chase and J.P. Morgan stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Chase and J.P. Morgan, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017,
Attention: Office of the Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by J.P. Morgan and Chase on September 13, 2000 and September 14, 2000, respectively.



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[The following memorandum was circulated by e-mail to certain Chase employees by David A. Coulter, Vice Chairman of Chase.]

[Chase logo]


To:    NCS Colleagues

From:  Dave Coulter

Date:  September 13, 2000


When I sent my last e-mail, I was in the process of transitioning from California to New York. I have now been on the job full-time in New York since Labor Day, and am very excited by the tremendous opportunities within NCS.

As you can imagine, it's been pretty hectic dealing with a few issues that need immediate attention, as well as getting better acquainted with a number of new colleagues. Of course, the pace picked up by an order of magnitude as we made our decision to merge with J.P. Morgan!

While the corporate side of the business is most directly affected by the merger, it will have an impact on all of us at Chase by creating a much stronger institution. As Bill Harrison said in his note earlier today, by combining our ability to meet client needs anywhere in the world with our strong U.S. consumer franchise - and a team of talented professionals - we'll have all the ingredients for a winning growth strategy.

As you know from the announcement, we will retain the Chase brand for National Consumer Services - a recognition of the strong mark we have already made in the consumer, small business and middle market arenas. I look forward to working with all of you to continue to strengthen the Chase brand and ensure that NCS is a top tier competitor.

Here are a few points you might want to share with customers and friends:

- The combination will significantly strengthen our equity underwriting business - a strategic priority focus;

- The new organization will rank 3 or 4 in the world in terms of merger and acquisition advisory fees - this indicates the strength of our client relationships;

- The Chase, Morgan and Flemings' combined asset management business will create an industry leader with over $700 billion in assets under management;

- Finally, the new company will have the critical mass and diversity that our clients require - our market capitalization will exceed $100 billion, and we will rank in the top 15 companies in the world in terms of profitability.

We are living in exciting times - let's enjoy them, and work together to capitalize on all of our opportunities!